UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: November 2021
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 17, 2021, Maxeon Solar Technologies, Ltd. (the “Company”) issued a press release announcing that the Company will supply up to 400MW (but not less than 360MW) of its Performance line solar panels for TotalEnergies SE’s Danish Fields Solar power plant project located in the United States. A copy of the press release is filed as Exhibit 99.1.

On November 16, 2021, Maxeon Americas, Inc., a subsidiary of the Company, and Danish Fields Solar, LLC (“Danish Fields”), a project company owned by TotalEnergies Renewables USA, which is an indirect affiliate of TotalEnergies SE (“TotalEnergies”), entered into a purchase order (the “Purchase Order”) for the sale of Performance line solar panel modules. The Purchase Order was executed pursuant to the terms of a master contract for the supply of goods and/or services (the “Framework Agreement”) entered into on October 27, 2021 by Maxeon Solar Pte. Ltd. (“MSPL”), a subsidiary of the Company, and TotalEnergies Global Procurement (“TotalEnergies GP”), an affiliate of TotalEnergies. Deliveries of the modules are scheduled to begin in the fourth quarter of 2022 with the final deliveries scheduled for the third quarter of 2023.
Under the Purchase Order, Danish Fields has agreed to a down payment in excess of $50 million. The down payment will be made upon the provision of a security interest over certain of the Company’s assets located in Mexico. The Purchase Order also provides a tariff increase sharing mechanism.

The Purchase Order is governed by the terms and conditions of the Framework Agreement, which will remain effective for a three-year term unless earlier terminated or extended for a maximum of two terms of one year each. The Framework Agreement generally provides the terms and conditions pursuant to which MSPL will sell and deliver Performance line modules for utility power plant projects upon the issuance of purchase orders by TotalEnergies GP or any of its affiliates and acceptance by MSPL. The Framework Agreement also sets out detailed quality, inspection, testing and performance specifications. All solar panels delivered under the Framework Agreement will be covered by a 12-year product warranty, a 30-year power warranty, and are subject to serial defects coverage. The Framework Agreement also contains limitation of liability, capped delay-liquidated damages, termination for cause, and force majeure provisions that are customary within the solar industry, as well as traceability provisions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

November 17, 2021	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer

EXHIBITS

Exhibit	Title

99.1	Press release dated November 17, 2021

99.2	Master Contract for the Supply of Goods and/or Services, dated as of October 27, 2021, by and between Maxeon Solar Pte. Ltd. and TotalEnergies Global Procurement